Filed by General Motors Corporation
                                   Subject Company - General Motors Corporation
                                             and Hughes Electronics Corporation
                          Pursuant to Rule 425 under the Securities Act of 1933
                                       and Deemed Filed Pursuant to Rule 14a-12
                                      under the Securities Exchange Act of 1934
                                                 Commission File No.: 001-00143


The following is a transcript of an analyst call, a replay of which was made available beginning February 28, 2002. Certain text contained within the transcript has been bracketed because it was inaudible or for clarification purposes.


In connection with the proposed transactions, General Motors Corporation ("GM"), Hughes Electronics Corporation ("Hughes") and EchoStar Communications Corporation ("EchoStar") intend to file relevant materials with the Securities and Exchange Commission, including one or more Registration Statement(s) on Form S-4 that contain a prospectus and proxy/consent solicitation statement. Because those documents will contain important information, holders of GM $1-2/3 and GM Class H common stock are urged to read them, if and when they become available. When filed with the SEC, they will be available for free at the SEC's website, www.sec.gov, and GM stockholders will receive information at an appropriate time on how to obtain transaction-related documents for free from GM. Such documents are not currently available.

GM and its directors and executive officers, Hughes and certain of its officers, and EchoStar and certain of its executive officers may be deemed to be participants in GM's solicitation of proxies or consents from the holders of GM $1-2/3 common stock and GM Class H common stock in connection with the proposed transactions. Information regarding the participants and their interests in the solicitation was filed pursuant to Rule 425 with the SEC by EchoStar on November 1, 2001 and by each of GM and Hughes on November 16, 2001. Investors may obtain additional information regarding the interests of the participants by reading the prospectus and proxy/consent solicitation statement if and when it becomes available.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Materials included in this document contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause our actual results to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. The factors that could cause actual results of GM, EchoStar, Hughes, or a combined EchoStar and Hughes to differ materially, many of which are beyond the control of EchoStar, Hughes or GM include, but are not limited to, the following: (1) the businesses of EchoStar and Hughes may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected benefits and synergies from the combination may not be realized within the expected time frame or at all;
(3) revenues following the transaction may be lower than expected; (4) operating costs, customer loss and business disruption including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the transaction; (5) generating the incremental growth in the subscriber base of the combined company may be more costly or difficult than expected; (6) the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; (7) the effects of legislative and regulatory changes; (8) an inability to obtain certain retransmission consents; (9) an inability to retain necessary authorizations from the FCC; (10) an increase in competition from cable as a result of digital cable or otherwise, direct broadcast satellite, other satellite system operators, and other providers of subscription television services; (11) the introduction of new technologies and competitors into the subscription television business; (12) changes in labor, programming, equipment and capital costs; (13) future acquisitions, strategic partnership and divestitures; (14) general business and economic conditions; and (15) other risks described from time to time in periodic reports filed by EchoStar, Hughes or GM with the Securities and Exchange Commission. You are urged to consider statements that include the words "may," "will," "would," "could," "should," "believes," "estimates," "projects," "potential," "expects," "plans," "anticipates," "intends," "continues," "forecast," "designed," "goal," or the negative of those words or other comparable words to be uncertain and forward-looking. This cautionary statement applies to all forward-looking statements included in this document.

                         HUGHES ELECTRONICS CORPORATION
                                  ANALYST CALL

                            MODERATOR: GEORGE JAMISON
                                FEBRUARY 26, 2002
                                   8:30 AM CT



Operator:  Good day and welcome to today's EchoStar-Hughes conference call.
           Today's conference is being recorded. At this time for opening remarks and introductions, I would like to turn the conference over to the Vice President of Corporate Communications for Hughes Electronics, Mr. George Jamison. Please go ahead, sir.

George Jamison: Good morning. And welcome to our conference call, the
           EchoStar-Hughes conference call with EchoStar's Chairman and CEO Charlie Ergen, Hughes' President and CEO Jack Shaw, and DirecTV's Chairman and CEO Eddie Hartenstein.

           Before we proceed, let me remind you that use of our - of the words expect, anticipate, project, and similar expressions are intended to identify forward-looking statements.

           While these statements represent our current judgment on what the future may hold and we believe that they are reasonable, actual results may differ materially due to important factors, including those described in EchoStar, Hughes, and General Motors SEC filings.

           At this point, I'd like to turn the call over to Jack Shaw, President and CEO of Hughes.

Jack Shaw: Thank you, George. And thank you all for being with us this morning.

           We're pretty excited this morning. We at Hughes, and DirecTV, and EchoStar have been working for quite some time on a proposal that we feel is beneficial to the consumer population as a whole and the rural marketplace in particular. The ability to offer local channels in all 210 TV markets, we believe, makes us a true competitor to what we consider to be the dominant cable providers.

           In the last six months, we've been reviewing this particular kind of proposal. And we have concluded that we think we can do it. We believe that it's good for the consumer. And we believe that it makes us a complete competitor to cable.

           Eddie Hartenstein, who has kind of headed up the effort in putting this proposal together, is here with me. And I'd like to turn it over to Eddie to give you kind of an overview of what this means.

Eddie Hartenstein: Thanks, Jack. And good morning to all of you joining us on such short notice.

           This call is being simultaneously Webcast on the Web. Specifically, at Hughes.com is a presentation of about 18 or 19 pages that's entitled, The Hughes-EchoStar Merger, Local Channels and Competitive Broadband for All Americans. It's there. You can flip along with it if you like.

           For those of you that aren't there and don't have access to it, let me just summarize briefly. And then we'll quickly go to your questions and give some answers.

           Today as separate companies both EchoStar and DirecTV are able to provide local channel service to some 42 television markets, which represents only some 61% of this nation's households. There's some 107 million television households in America.

           And we're taking a good look at that, because philosophically both companies are aligned and won't be satisfied until there's a little dish outside of every home in America.

           We together have developed a plan that's both economically and technically feasible to broadcast local channels to every one of the 210 local markets in the country and remain in full compliance with the must-carry obligations. That's on the order of 1600 television stations that we would be broadcasting.

           The plan can be achieved because the merger will eliminate some 500 channels of duplicative programming. It will combine each company's spectrums and its satellite assets and combine the companies' subscriber bases, making service to smaller markets commercially feasible.

           The number of satellites that are up today and are planned to be launched between the two companies number about 15. There are satellites spread at each of the 101-degree, 110-degree, and 119-degree orbit locations. There are four spot-beam satellites, two launched and two more to be launched.

           And with the application that we filed at the commission yesterday in conjunction with our comments to the opposition, we also put in an application to together upon approval of the merger launch a fifth spot-beam satellite.

           Today about 42 million television households do not have the option to receive local channels via satellite and thus really have no choice but to subscribe to cable if they want to get all the national services and their local channels. With the EchoStar and DirecTV merger, these homes will now finally have a true replacement to cable
           - alternative to cable.

           New equipment will be deployed that will be capable of receiving signals from multiple orbit locations and make available to those customers who need it to get their local stations free of charge.

           There'll be one dish and one rate card for all US television households. Implementation of the plan could begin immediately following approval of the merger, when we could go to roughly 100 markets, and can be completed and go to all 210, hence serving those 42 million today households that have no alternative to cable within about 24 months.

           From a financial perspective, delivering local channels to all the households is just plain good business sense. It'll increase our gross subscriber ads. We know this from the list that we've both seen from markets that...incrementally add local channels to. It'll lower our churn. It'll increase our net ads as a combined company. It'll increase the ARPU [average revenue per subscriber]. It'll improve the margins.

           And although we're not prepared today to provide detailed financial projections, we do believe that as a result of this announcement we're going to be even more confident that we'll hit the EBITDA [earnings before interest, taxes, depreciation and amortization] and synergy projections that we shared with you at the time of the merger announcement. And during, you know, subsequent questions you might have, we can certainly directionally give you where we think that this will go.

           With respect to the broadband front, there are today some 40 million households located primarily in rural areas that have no access to wired broadband services. They have neither access to cable modems nor to DSL [Digital Subscriber Line] and, frankly, won't get it in any of our lifetimes. For those consumers, rolling out wired broadband services is cost-prohibitive and just simply won't happen.

           This merger will bridge the digital divide by providing consumers in every community with a competitively-priced satellite-based broadband solution, turning those 40 million homes into haves as opposed to have-nots vis-a-vis the digital divide.

           That's all I had. Let me turn it over now to Charlie Ergen for his comments. And then I think we'll go to Q&A. Charlie?

Charlie Ergen: Thanks, Eddie. Just a couple quick comments, I mean, obviously we're excited that we're able to really simplify our message to the consumer.

           And it's very frustrating, you know, to get calls from customers today. And they wonder why they can't get their local televisions, why they can't switch from cable. It's hard to explain that their market's too small.

           It's hard to explain that they live in a Grade B Contour when they say their off-air antenna doesn't work and that they're supposed to be able to, theoretically, get it.

           People are asking about high-speed Internet access. And we can't get it to them economically today. People aren't willing to spend $700, you know, for equipment and installation and $70 [per] month and get a service that's not consistent enough.

           So we know we have to make progress in all that. Obviously with the merger, because we free up spectrum - the added spectrum - we free up spectrum between us, this really solves really all those problems for us.

           When our technical teams were able to get together along with the finance people and marketing people, it was clear that the merger can do, as Eddie said, well over 100 cities with the four spot-beam satellites that we have either up or under construction. And by adding a fifth spot-beam satellite that can fill in the gaps for the smaller markets, we can go to all markets.

           And that's - and then with obviously advances in the broadband satellite platforms, in particular Spaceway, we believe - well we have high expectations that we can get a one-dish solution to every American that allows them to pick any of our services that they want.

           That could be any one of 500 video channels. That could be their local broadcast network channels. It could be high-definition - a dozen high-definition channels, one with interactive advanced services or high-speed Internet broadband access.

           And obviously that makes us a competitor long term to the dominant cable providers who can already do those things where they want to deploy their capital and obviously, hopefully, raises the bar a bit.

           It's not enough just to be as good as cable. We hope to raise the bar with high-definition television and obviously economies of scale to get competitive prices going forward.

           That's an exciting part of this business. And now that our teams have been able to work together, you know, we're committed to making that happen. And it's - the spectrum, the economics, and the technical innovation that we can do, you know, all lead to a company that will be able to compete.

           With the consolidation that we see going on in cable and in the franchise areas, the consolidation we've seen going on in the broadcasting industry and the network arena, you know, we feel comfortable that we now will be able to compete against that.

           So with that, we'll take questions.

George Jamison: Okay, Brian, we're now ready to take questions.

Operator:  Today's question and answer session will be conducted electronically.
           If you would like to ask a question, please signal by pressing the star key followed by the digit 1 on your touch-tone phone. Once again, that's star 1 for questions.

           We'll go first to Karim Zia with Deutsche Bank.

Karim Zia: Thanks. Guys, with the spot-beam satellites, how many of the combined 96 frequencies do you envision being used for local under this plan?

           And you mentioned some of the engineering work you've done. Does this assume that you'll use some kind of new modulation scheme that would require replacing all the set-top boxes?

           And what are the - is there an assumed higher compression ratio involved as well? And then can you just talk about the box switch-out costs? Has the $2 to $2-1/2 billion number changed? Thanks.

Eddie Hartenstein: Karim, this is Eddie. We are using - we'll combine all the spectrum, for which at CONUS [Continental United States] there'll be [are] some 96 frequencies, twenty-eight of those frequencies, spread across the five spot-beam satellites and the three orbit locations, will be used for spot-beam.

           There is no final decision yet on a final platform. But we're not looking at some new exotic modulation scheme. It'll be capable of QPSK going forward.

           But we're very cognizant of the fact that we've got an installed subscriber base of some 17 million homes and well in excess of 20 million set-top boxes between the two of us out there. The migration will be one that will be gradual.

           We think it will be on the order of $2-1/2 to $3 billion in terms of the cost to do. And as indicated earlier, we could have some immediate gratification upon the merger of going with the existing spot-beam fleet almost immediately to 100 channels and then roll out to the two hundred and tenth market within 24 months after approval of the merger.

Charlie Ergen: Yes. And, Karim, the cost of the satellite that we're - the fifth satellite incremental to the ones that both of us already have is about $300 million.

           And we've always talked about the $2-1/2 billion to trade up boxes, because we're going to add another dimension, which is, if you subscribe to local on these next 100 markets that we're doing, we'll provide that equipment free.

           That number will go up somewhere - so I think we're going to start talking about $2-1/2 to $3 billion on the box trade-out costs. We haven't done all of the analysis of what that is. It's probably somewhere - but we know it's somewhere in that neighborhood.

           On the counterbalance side, obviously we'll get incremental subscribers, obviously we'll get lower churn, obviously we'll get some added ARPU. Net, net, net, we think that this makes good economic and business sense to do.

Eddie Hartenstein: Yes. I said 100 channels upon closure - completion of the merger. I meant 100 markets -- apologize for the slip.

Karim Zia:  Got it.  Thanks, guys.

Operator:  We'll go next Robert Kaimowitz with SG Cowen.

Robert Kaimowitz: Hi. Good morning. I was wondering if you had determined -
           or do you expect to make available the local channels in the rural markets to the NRTC [National Rural Telecommunications Cooperative]? I mean, that would eliminate the argument that people have that rural consumers are worse off.

           It would - you would argue that the rural consumers would be far better off. Would you - have you thought about it? Or I'm sure you've thought about it. What do you expect to do?

Eddie Hartenstein: That's a discussion that we'll certainly have. Many of the markets that we're looking to add from 101 to 210 aren't in the NRTC territory.

           So this a set of services that certainly will be available. Exactly what our ongoing contractual relationship will be with the NRTC is something that we'll discuss with them over the next few days.

Robert Kaimowitz: Okay. And regarding a report that was done by Roger Rusch regarding the technology to do -- I think you referred to it earlier -- the enhanced compression and that you could basically do all the local markets and provide all the channels without merging, he weaves off a lot of important considerations. Yet it's been getting a lot of airplay. Can you address that report and the concerns regarding it?

Eddie Hartenstein: Sure, Rob. That report is one that is - pushes the envelope on technologies and new things and I think would be - make a lot more sense if we were starting from a clean slate and not from the place that we are today with some, you know, 17 million plus customers.

           It did talk about being able to do everything with one satellite at one orbit location. That's just not practical, nor is it economically feasible to start over and take everything out and start from scratch.

           We've got some of the best - not some of, we've got the best satellite engineers and experts between our two companies, EchoStar and HUGHES and DIRECTV and Dish Network, looking at this.

           And the solution they've come to taking all things into consideration are the ones that we've laid out before -- using a configuration of five spot-beam satellites as part of a 16-satellite combined fleet spread across the three orbit locations and using roughly 30% of the spectrum for local channels in all markets, being full must-carry compliant, and to stay competitive with all of the national services that we provide today, some 350 channels of CONUS services, stay true and deliver the promise of some 12 high-definition channels nationwide, interactive services, and have a bit of growth for what we know will come in terms of new services nationwide and regionally that keep coming up every quarter as we go forward.

Charlie Ergen: Yes. And, you know, Rob, people who aren't ever going to build a spot-beam satellite and just want to - and aren't - and for the merger obviously can talk technical a lot on the Rusch report.

           But there's two other elements that are necessary in addition to technical, which, you know, one is having the spectrum to be able to do it, which we use, as Eddie said, 28 frequencies. So at 30% of our spectrum, we have to have the spectrum to do it.

           And the other is economics. Even if you could build a spot-beam satellite to do all the markets, you wouldn't economically be able to go to all the markets without putting in the scale of our subscriber bases, and the scale of putting the fiber together, and the scale of the up-link centers, and the billing and customer service. You wouldn't be able to do it economically.

           So, you know, technical - we don't agree with the Rusch report from a technical perspective in a lot of areas, which I think we've pointed out. But it also doesn't solve the economic and the spectrum issues, which the merger of course does.

Robert Kaimowitz:  Okay.  Thank you.

Operator:  We'll take our next question from William Kidd with Lehman Brothers.

William Kidd: Hi. Good morning. I guess my first question relates to broadband. And particularly I was wondering how would the broadband offer that you're proposing as a merged company be different than what's presently available?

           And I guess my question really specifically relates to pricing. Could you give us an idea of how the service and equipment prices would be different?

Jack Shaw: William, this is Jack. As you know, both EchoStar and Hughes have a broadband offering. And we have both had limited success, again as you know.

           The principal issue also is that we're both losing some money in making the offering. And we believe that it - that that can be corrected with the current KU Band offering just by putting the two systems together, reducing the infrastructure by half, of course, and moving forward with what we have.

           However that's kind of...not the ultimate, because you still have pretty high satellite costs and you still have reasonably high hardware costs. Obviously we - in order to get the hardware costs, we have to drive the volume up.

           We are both willing to do that - or we're willing to do that with the new company, assuming that we think we have a future in consumer broadband. And we do.

           And we think that the new Spaceway platform, which is, again as you know, primarily enterprise-oriented, can be utilized with consumers on a more cost-effective basis with enhanced services.

           So we think by putting the two companies together we kind of have an offering for today and tomorrow. And then we have a new offering which is for the future.

           When you talk about pricing, William, we - both companies, believe that the offering's got to be competitive with cable. And where we're in the $60 to $70 per month range and $700 to $1000 for the hardware, you know, we've got to get that down so that the normal consumer can afford it. And that will help drive the volume up.

           So we've got a lot of work to do. But it's kind of fun work when you think putting it together and combining the volumes it gives us a lot of good feeling that we can really pull a good broadband offering off.

William Kidd: Thanks, Jack. And another question, I guess relating to the one rate card and the national rate policy, I guess it's really a two-part question surrounding that.

           One part is, based on the criticisms that have, you know, really mounted on the hill, you know, against the - you know, protecting the consumer and so forth, I'm wondering, in the collective minds of you distinguished gentlemen, do you think that this one rate card solves those criticisms? Do you think this is all you need to do on pricing, one?

           And I guess my second question related to pricing is, do you envision the initial rate of the combined company being cheaper or equal to what you presently charge?

Charlie Ergen: Okay. I think that - you know, that the politicians and the regulatory agencies really have a fundamental question to ask, which is that in, you know, some 40 million homes there is a no-opoly today, which means customers don't have high-speed Internet access. And the only access to local might be the cable operation.

           So the huge benefits of the merger, we take rural America and 40 million homes to more of a three-dimensional business, where they have a chance for high-definition television, they have a chance for broadband high-speed Internet access, they have a chance for local channels along with their normal video channel whether it be from cable operator who covers most of the country today or whether it be from a satellite provider.

           That's what customers want. And all that's good. The key is that there are about three million homes that aren't passed by cable. And we may be the sole provider. And you've got to protect those three million homes according - you know, that's the number for the FCC Competition Report last month.

           And we think we do that with a nationwide price and our commitment to one nation, one rate card. And when you do that, that's good public policy, that's good consumer policy, and we think that's good antitrust policy. And we're going to do that.

           In terms of the combined pricing, we've got to get Internet broadband costs down and consistency up in our product. We can only do that with another generation of satellites that's specifically designed for that purpose.

           Neither one of us -- I can speak for EchoStar -- we're certainly not willing to continue to invest in broadband via satellite without a path to being able to do that. We see the merger as being that path. And we're committed to getting that done.

           And if we don't, then we can't compete against, you know, the entrenched cable companies who have that advantage over us today. They've got digital cable now, so they've caught up on the video side. They've got local across 100% of the country. That's why their industry started. And they've got broadband.

           So we've got a lot of catching up to do. And the merger allows us to catch up and hopefully surpass and give a better quality of service, hopefully, at a less expensive price.

William Kidd:  Thanks, Charlie.

Operator:  We'll take our next question from Mark Nabi with Merrill Lynch.

Mark Nabi: Thanks a lot. Guys, just a couple of questions. Eddie, one thing that you had talked about was the recent switch from 41 markets
           - that you had 31 of the 41 markets using the 101 [inaudible] for local channels. And what you - what I've noticed is that you're probably going to get a big lift in local channels in those territories.

           Now you're talking about going into various market opportunities, things like, you know, [inaudible] across all 96 frequencies. And is that going to help or hurt? And what I mean by that is, I would think actually, you know, by going to one sized satellite dish that would actually increase the ability to increase your penetration.

Eddie Hartenstein: Mark, we're - DirecTV is serving some 41 markets from
           101 degrees today, all channels in those 41 markets.

           We are looking at, as you indicate, across ultimately all 210 markets going to all channels. And yes, with the single-dish solution which we have, an 18 by 22 inch dish - we've actually got a picture of it. If you look on the Web site, it's one of the pages in the presentation. So you can see what it looks like.

           Those are actually working today. Both the Dish Network and DirecTV have working models of that. DirecTV actually has channels on all three orbit locations [today].

           We expect to see on the order of a 15% lift in those markets when we begin offering local channels anew. And that's consistent with the kind of lifts that both DirecTV and EchoStar separately have seen when they've added - when we've added local channels in a market.

           So yes, that's part of the...part of the economics and the viability of doing this. We're not doing this just to have other parts of the business subsidized doing this.

           This makes good business sense. Although it does require, as Charlie indicated, on the order of $300 million of more capital with satellites and some ground equipment and back-haul equipment from those new markets.

Mark Nabi: So I guess getting to that question, so even with the increased costs -- really the biggest one is the back-haul, right -- do you feel that the synergies you've discussed will actually be equal to or surpass what you had talked about in late October?

Eddie Hartenstein: I think there's nothing yet that we've seen that would change those synergies that...

Charlie Ergen: Well they'll go up.

Eddie Hartenstein:  ...we talked about.

Charlie Ergen:  They'll go up because of the incremental market.

Eddie Hartenstein:  Right.

Charlie Ergen: So we get additional - there'll be some increase in the subscribers that we get. There'll be some decrease in churn in those markets since we have local and they won't have to go to cable to get their local.

           But there's some incremental cost to build the satellite. And there is some ongoing incremental cost for the fiber back-haul from those additional markets. So - but when you - and we've done cursory - you know, we haven't done the detailed model of this. But when you go through the big picture of that, we think that net, net, net that's an economic gain for us.

Eddie Hartenstein:  Yes.

Mark Nabi: Charlie, one thing I'll applaud DirecTV doing -- and I don't know if you are doing the same thing -- is on the simplification of, you know, one price essentially gets you your local channels -- and the local markets - you know, the territories are often local -- plus all the basic services. Do you plan on doing that as well?

           In other words, local really is not, you know, oh I need to get it. It's like - you know, it's a necessity. And how are you guys approaching that at EchoStar?

Charlie Ergen: We've always - we always kind of price things ala carte. And even in DirecTV my understanding is you can get locals ala carte. And it - yes, I agree, it could be probably all of satellite. You know, we have so many channels it could be simplified.

           But the problem that we have is we don't have - we have local in I think 36 or 37 markets. That leaves us, you know, 170 markets where we don't have local.

           And therefore we have - we can't penalize the folks in those 170 markets by adding a price tag on where they can't get the local. So that's why we give customers a choice. And it may be a - I don't disagree with you, having listened to some of our call center calls, that it can be confusing to people.

           I mean, it's very frustrating to talk to customers on the phone and try to explain to them that they live in Little Rock Arkansas and therefore they can't have local, and oh by the way, you can't bring in a distance signal because you're in a Grade B area, and them telling you that they can't get it with an off-air antenna and then telling you that their cable company just raised their rates 12%.

           And you can't do anything for those customers. And that - the merger and what we filed at the FCC solves that problem long term. And that's what we're focused on.

Mark Nabi: Last question maybe for the three of you is this. This is, in my view again, the first of hopefully many steps that we're going to hear about this transaction. Now you've decided to offer local channels in all the markets of the United States.

           I mean, are there many more things that are going to happen between now and the timeframe that you've talked of September? Is it kind of like a give and take process -- just some thoughts on that?

Charlie Ergen: I don't - when you can - when we can offer every single
           American in every household in the United States, Alaska, and Hawaii HDTV, high-speed Internet access, local television, and 500 channels of video, and high - and interactive - and advanced services all for a lower price than what they can get from cable today -- we offer them a true alternative to the dominant provider -- I don't think there's anything else - it doesn't get any better than that.

           But we can't rely on the broadcasters to do it. They're certainly not delivering HDTV to all America. They're filing extensions at the FCC. We certainly can't count on NRTC to do it. They sold out to Pegasus many years ago. They're not investing in high-speed access. They're not investing in local television to local markets.

           We certainly can't count on the phone companies to do it. And we certainly can't count on the cable companies to go to rural America for high-speed access. So I think that we're out there with a business plan that we think makes sense for all consumers. We'll hopefully get our fair share of the business.

           If we give good service and we charge a fair price, then we'll be successful. And if we don't, obviously we'll be, you know, road kill on the telecommunications super-highway like some other companies are today.

Mark Nabi:  Okay.  Thanks very much, guys.

Operator:  We'll take our next question from Ty Carmichael with Credit Suisse
           First Boston.

Ty Carmichael: Thank you. I just have a couple of questions. I guess the first one would be just if you could provide some perspective on what catalyzed the decision to expand the local channel offering.

           Was it feedback that you had gotten from the DOJ? Or was it response to some of the FCC filings in opposition to the deal or just, you know, the general sense that you were picking up in Washington? Or was it just, you know, further analysis that led you to believe, you know, this could be done in an economic fashion?

Charlie Ergen: I mean, two things, one is just talking to customers every day and the tremendous amount of frustration that both of our companies had in not being able to take care of all of our customers.

           And the second thing really was the transitions teams met and were allowed to meet and were able to look at the different beams that we had as companies, which we hadn't been able to do before. And we got people in there. Really I've got to give Eddie the credit. He challenged them to do more markets and, you know, wouldn't take no for an answer.

           And when they got people really thinking outside the box and being challenged in that manner, they were able to come up with a plan to do it. And the financial people were able to look at the model and see that it made economic sense.

           And the marketing people of course were ecstatic. You know, marketing guys will spend money no matter what of course. And of course they were ecstatic when they realized that this gives us the chance to market a more uniform message.

           And realizing that the transition meetings didn't start until late December, they've done an incredible job. I think it points out - it should give you some confidence - or the investors some confidence that the two companies can work together.

           This was a fairly tough task that was done in a pretty short timeframe with efforts from Hughes, and DirecTV, and EchoStar, you know, working together to solve a tough problem.

           So a lot of positives from what I saw in that, and I've got to give Eddie - Eddie really takes the credit for issuing the challenge, and, you know, knowing what satellites maybe can do, and so forth.

Ty Carmichael: Okay. And then just on the - Charlie, you talked about an incremental cost of $300 million. Does that cost include - I mean, are there going to be additional kind of broadcast centers that you have to put in place to handle the local channels on top of that $300 million? Or is that included in that cost estimate?

Charlie Ergen: We think the $300 million includes probably whatever we have to do on the ground. It does not include the incremental monthly back-haul cost, which will be an ongoing cost each year, for the additional markets. So...

Ty Carmichael: Okay.

Charlie Ergen: And, you know, would I be shocked if the number was $350 million? No. I don't think it's going to be $250 million. But our best guess is about $300 million. Eddie, you've looked at it more than I have.

Eddie Hartenstein: Ty, we articulated in the filing what we think it is.
           It's not just the satellite. But it's - we need a total of four ground stations - up-link sites to do it. And then there needs to be some fine-tuning on the aggregation - you know, the aggregation network.

           The two additional broadcast centers are not the kind and as extensive and developed as any of our existing broadcast centers today, because they're just data aggregation points for fiber and turnaround services for up-linking. But that's about the price range that we think it'll be in, the $300 million plus.

Ty Carmichael: Okay. And then just the last question relates to the broadband. As part of this, you know, filing, has there been a decision on - I mean, has it been finalized, you know, that Spaceway will be the broadband platform that will be used to deliver those services to consumers?

Charlie Ergen: I think that, you know, Spaceway of course hasn't been launched yet. But our analysis is that that is the - that kind of system is the future to technologically compete. And maybe advance broadband from where it is today.

           And I'll let Jack maybe talk about some of the advances in Spaceway that have - you know, it doesn't mean there's not some interim solutions to it. But the long term solution is the kind of thing Spaceway is looking at.

Jack Shaw: Yes. As you know, Ty, Spaceway has a lot of capability. It was kind of designed and built for the enterprise business. But if you take a subset of that capability, we think we can first drive the per-bit cost down with a Spaceway kind of platform.

           As you know, it's mesh connectivity, which has not been done in satellite communications before, successfully, in geosynchronous satellites. So that brings into play, you know, video conferencing and lots of cool stuff that consumers may want.

           So yes, we think it's - you can kind of call it the cable-plus solution. You know, we think we can offer up an equal cable solution today using KU Band, and the speeds that we have, and so forth.

           But we have to be prepared for cable progressing. And we want to be able to be either in lock-step with them or a step ahead of them. And we think Spaceway allows us to do that.

Ty Carmichael: Okay. Do you see caching at the local site, you know, in the homes as a key component to that plan?

Jack Shaw:  Okay, hang on just a second.

Ty Carmichael:  Caching...

Jack Shaw:  Caching at the...

Eddie Hartenstein: Oh certainly. It's - I think we have a far better - from an infrastructure perspective, we have a far better solution to video-on-demand. And that's putting a server in every settop box...

Ty Carmichael:  Okay.

Eddie Hartenstein: ...one that the people want. You don't have to fight for contention on the cable head-end and all of that.

           And we clearly - that's one of the things that the engineering teams will be looking at next, what's the right architecture going forward in terms of a common low-cost platform for those who want to avail themselves of this capability of having an advanced settop box. Today local channels, tomorrow we'll look at that. So...

Charlie Ergen: Yes. I think we have three potential advantages in how we're going to try to do broadband via satellite. One is with Spaceway you have the mesh connectivity, so you can do things such as teleconferencing direct to the person.

           Two, we have caching technology with settop boxes today. And three, we have multicasting capability, which means that if a lot of people want, you know, the same thing, we can - instead of independently sending it to an individual user, we can send it to a lot of users at one time such as weather, or a sporting event, or whatever.

           So the technology of satellite will have plenty of competition from the phone companies, and the cable companies, and some wireless providers. But it is going to get its - hopefully get its fair share and drive the units using other people to compete and advance their technologies as well.

           But it is definitely a viable - you know, if allowed to merge and we're allowed to invest in this technology, it's a viable competitor to broadband. And it's definitely a solution, at least in my lifetime, to rural America, who will never get broadband, you know, from the cable companies and the phone companies.

Ty Carmichael:  Okay.  Thank you very much.

Operator:  We'll take our next question from Ray Schleinkofer with Thomas Weisel
           Partners.

Ray Schleinkofer: Just two quick questions, first, you mentioned that at the close of the deal you'd be able to do local channels to 100 markets. If it weren't for the merger, where do you think that you would max out in terms of local markets that you could deliver with today's technology?

           And then secondly, kind of a follow-up on the PVR [personal video recorder] issue, since you're going to be doing quite a few box change-outs in the process of the merger, how do you see yourselves sort of using that truck roll that you're doing to market PVR and maybe do some of the change-outs then and get people to upgrade?

Eddie Hartenstein: Sure. I can only answer from DirecTV's perspective that technologically and economically, you know, we wouldn't do more than probably about the top 70 markets DirecTV standalone.

           We have neither the spectrum nor the spot-beam satellites nor the economic model to go any further than that while still preserving, you know, the host of CONUS signals that we need to deliver.

           And here again we have two spot-beam satellites, one launched, one yet to go, with which to do it. And I think Dish Network is in a similar position. Charlie?

Charlie Ergen: Yes. I'd say we're probably below - we see it - from a spectrum and an economic perspective, we're probably something less than 70 markets in standalone.

           So, you know, again what it means is that without the merger you're going to end up with about 40 million, 35 million homes who just don't have a choice. So the merger really is about more choice.

           I know a lot of you read in the press about this merger being less choice. This merger is actually about more choice for services. And as long as consumers are protected on price, ultimately we think that that's good public policy and good antitrust policy. And that's why we'll prevail.

Eddie Hartenstein: The quantification of more choice, remember, is those 42 million households that today only have cable as a choice to give you your national channels and your local news, sports, and whatever.

Charlie Ergen: Yes. This - said another way, this is like going from one provider to two providers, from one choice to two choices.

           And in rural America for broadband, you're going from no choice to at least one choice. Because, you know, Teledesic hasn't delivered. You know, Astrolink wrote off $1.6 billion. Then they shut down. Who was the one from France? Alca...

Eddie Hartenstein:  SkyBridge.

Charlie Ergen: SkyBridge is not proceeding. We've yet to see Wild-Blue proceed. We've yet to see Pegasus do anything with their KA Band spectrum. We've yet to see NRTC do anything. We've yet to see the broadcasters do anything. You know, we've yet to see the cable industry doing anything in rural America.

           You know, as you guys know, money for telecommunications projects is tight. The marketplace is demanding a return and lower risk. And, you know, it's a tough environment to do these kind of projects.

Jack Shaw: I think as a corollary to what Charlie said, from the Hughes side -- and I think Charlie might tell you the same thing from the Echo[Star] side -- the amount of money that we're spending on our broadband offering now does not square with the number of subscribers that we're getting for our money.

           And it's probably very doubtful that - absent the merger - that Hughes would be able to fund our broadband offering. We got it funded for 2002. But I think it's real doubtful given the economy that we would be able to continue funding it with the number of subscribers that are able to afford what we're offering.

Eddie Hartenstein: Ray, the second part of your question is, in the transition would we take advantage of the truck rolls and all that going out there to upgrade people to the PVR solution.

           As I said before, that's the next thing that I think the joint team from the companies will be looking at. That's certainly an option - a selectable option to consumers who want to, perhaps, in one or more of the - on one or more of the television sets in their household upgrade to that capability.

           But that's some - that's a detail we'll yet have to work out. And it's certainly an opportunity. You do a truck roll, you can achieve a lot of things. And that's something we're going to look at.

           Because we know both separately from DirecTV's experience with TiVo and UltimateTV and Dish Network's experience with DishPlayer, a subscriber - a customer that has a PVR device is a better customer, higher ARPU, lower churn, than one who doesn't. So we're - you can bet we're going to look at that.

Ray Schleinkofer:  Thanks, guys.

Operator:  We'll go next to Robert Berzins with Lehman Brothers.

Robert Berzins: Good morning. You mentioned in your plans that you're going to have nationwide pricing.

           In the past, you've had rate increases that really have been quite a bit lower than those in the cable television industry. Would you be willing to formalize your practice of conservative rate increases in order to help secure regulatory approval for the deal?

Charlie Ergen: I don't think that'll be necessary, Bob, if we're allowed to merge. We have to be competitive with the cable companies. We have huge fixed costs, you know, billions of dollars in outer-space. So we have to get incremental customers, because we have low marginal costs for that.

           Obviously with scale - it's a known fact that we pay more for programming than comparable sized cable companies today. Obviously we hope to get improved contracts and so forth. All that leads to our ability to offer lower prices than we otherwise would be individually.

           And obviously some of those synergies between the businesses will be passed on to savings in customers. Thus we'll drive, you know, more subscribers our way. And, you know, ultimately the best distribution path, you know, will - the low-cost distribution path will, you know, reap the rewards.

           And it's not something that has to be mandated by the government. It's something that's going to happen today. And our pricing today is strictly based on where we see the cable industry and our cost of the content. And, you know, we have a good track record of keeping those increases down.

Robert Berzins:  Thank you very much, Charlie.

Operator:  We'll go next to Armand Musey with Salomon Smith Barney.

Armand Musey: Morning, guys. A couple of questions, first I wanted to follow up on one of Jack's earlier comments.

           You indicated that without the companies together you'd have trouble investing as much in Spaceway. Are you - first of all, are you essentially saying if the merger doesn't go through you're going to stop Spaceway where it is?

Jack Shaw: No, no, no. I didn't - I never mentioned Spaceway, Armand. I said the [consumer] broadband offering. Spaceway is well covered with the enterprise business that we have.

Armand Musey:  Okay.

Jack Shaw:  Okay?

Armand Musey:  So that means that no matter what...

Jack Shaw:  Spaceway is solid one way or the other.

Armand Musey: Okay. Earlier Charlie had mentioned that putting the companies together would enable you to - the combined company to invest in next-generation satellite technology for broadband. Is that thing in addition to Spaceway? And if so, are there - what other broadband technologies are envisioned in addition to Spaceway beyond Spaceway?

Jack Shaw:  I think Charlie was referring to Spaceway.

Charlie Ergen: Yes. And the other piece, just to make clear, when you go to
           Ka-Band and you're trying to go to the consumer, you're not going to get the - for the enterprise Spaceway business, the VSAT business they have today, you're talking about several hundred thousand settop boxes and systems. When you're talking about consumer, you're talking about millions.

           And to get - the consumer is not going to pay thousands of dollars for the hardware or hundreds of dollars a month for the spectrum. He doesn't need as much capacity.

           And he wants, you know, Internet broadband as we know it, you know, which - through a cable modem or something like that. So we've got our work cut out for us to do that. To make the investment, we have to make sure that we can get a return to do that. And that's where a lot of the effort goes.

           And then obviously there's additional satellites you would have to launch to meet the demand. If you can build the demand, you'll have to launch additional satellites. So that's where the two come together.

Armand Musey: Okay. So essentially you're saying that to get the Spaceway hardware prices down to consumer prices you would need to put the companies together.

Charlie Ergen:  And you need volume.

Armand Musey:  And therefore you...

Charlie Ergen: If we can sell this to 17 million customers potentially as opposed to 7 million or 10 million, obviously almost off the bat we've got a chance of cutting our price, you know...

Armand Musey:  Okay.

Charlie Ergen:  ...considerably.

Armand Musey: This brings up the next point. I think one of the questions that has been sort of hinted in the FCC request for information back to you has been, why can't you do what you're talking about through some kind of a joint venture?

Charlie Ergen: It's a simple - first of all, we tried to do that for years.
           That's no secret. The main reason is that we have two different standards. Right? We have a DSS standard. And we have our MPEG DVB standard.

           To put the companies together in any other - short of a merger one of us would have to replace all our boxes. And we would love to put the companies together [do a joint venture] and have DirecTV replace all their boxes, because it would take them a couple years to do it and we would be the sole provider for those two years while they're doing it.

           On the other hand, Eddie has suggested to me that we replace all our boxes while he keeps - and go to the DSS standard. And while that's a gracious offer from Eddie, we decided not to go out of business for the two years while we were doing that.

           So the only way you can do it is when you merge the companies you then - the merged entity will share the cost of replacing either the DSS or the MPEG standard. We won't replace both the standards, obviously. So...

Armand Musey:  Okay.  So there's no way to do a JV...

Charlie Ergen:  There...

Armand Musey:  ...unless you both agree to replace all your boxes.

Charlie Ergen: Let me put it another way for you. I like having 96% of the votes and 50% of the economics of EchoStar. I'm not personally as thrilled with 30% of the votes of the bigger company since I can get fired.

           And therefore we have - I can only tell you personally we looked at every single possible scenario not to merge. And there just wasn't any practical solution.

           It's more complicated than I explained to you. The two different standards is the main reason that you just can't put it together. But there's other issues there as well. So...

Armand Musey: So there's no way to negotiate a JV where you'd both agree to swap out all of your boxes?

Charlie Ergen: Well now we're talking about $4 billion. It doesn't make any sense. I mean, why would you? So let's - we're not going to burden our industry and the American public with a couple of billion dollars of swap-out that's not necessary.

Eddie Hartenstein: Armand, we spent several months looking at that. Financially or operationally, there's just no way to do it. We're two companies that respectively have almost 11 million and 7 million customers already with many more settop boxes on top of that.

           And there's just no way to take advantage of rationalizing the spectrum given the infrastructures we've both got in any reasonable time that makes any sense for our respective shareholders.

Charlie Ergen: But with the merger, over a period of years we will get to a single standard with one or the other of the current standards today.

           And we have a transition - because of the capacity and the spectrum, we have a transition that allows us to go replace those boxes on a time schedule as opposed to overnight.

           It's the same problem cable has with digital. They couldn't go 100% digital because they couldn't turn their analog signal off. So they had to go with a hybrid system that ultimately worked, you know, strategically for them. We have to go with a hybrid system while we're putting it on a single standard.

Armand Musey:  Okay.  A final...

Charlie Ergen:  We can't turn it off overnight.

Armand Musey: A final question, you talked about a timeframe of approximately 24 months or 2 to 2-1/2 years. Is that how long it would take to get the new satellite up? Or does that include also the swapping out of all of the boxes? Or...

Charlie Ergen: The satellite is - yes, the satellite is 24 months. To do all the markets - realize almost immediately we're doing over 100 markets.

           But all the markets in America is about two years after the merger is approved, same with broadband to everybody economically. And in terms of the actual single-standard system, that is something that's between two and three years to get to single standard.

Armand Musey:  Two and three years from the time...

Charlie Ergen:  Two to three years to get...

Armand Musey:  ...the satellite is launched or two...

Charlie Ergen: No, two to three years from when the merger is approved to get to a single standard.

Armand Musey:  Okay.  Thank you very much.

Charlie Ergen:  Was I confusing on that?

Operator:  Again, that's star 1 for questions. We'll go now to Eric Hugel with
           Dresdner Kleinwort Wasserstein.

Eric Hugel: Good morning, guys. One question, this plan that you've outlined and filed with the FCC, is this something that you would sort of agree to as a merger condition to basically provide full local channel coverage and Internet coverage to all the 210 DMAs?

Charlie Ergen: We've already agreed to it. We filed to do it. All they've got to do is approve it.

Eddie Hartenstein: This makes good economic sense, you know, from both aspects of the business both from the broadband side and from the DBS side. It makes economic sense given the resources, and spectrum, and respective assets that we have.

           You know, however the government and regulatory agencies choose to deal with that, we'd certainly abide by. But there is no better compelling reason to do it than the business case that we've worked out with these combined assets.

Eric Hugel:  Thanks.

Man:  Okay.

Operator:  Gentlemen, we have no further questions.

Charlie Ergen:  Great.  Thanks, guys.

George Jamison: This concludes our conference call. Thank you very much for joining us. And please call the Investor Relations Department of Hughes or EchoStar with any further questions. Thank you. Goodbye.





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